Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hudson Valley Holding Corp.
(Commission File No. 001-34453)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  An investor presentation published by Sterling Bancorp, dated November 19, 2014.

2014 Investor Day November 19, 2014

Forward Looking Statements The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp (“Sterling” or “STL”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sterling and Hudson Valley, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Sterling’s reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Sterling and Hudson Valley shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Sterling and Hudson Valley businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Sterling’s stock price before closing, including as a result of the financial performance of Hudson Valley prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Investors and security holders are urged to carefully review and consider each of Sterling Bancorp’s and Hudson Valley Holding Corp.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling Bancorp with the Securities and Exchange Commission (the “SEC”) may be obtained free of charge at Sterling Bancorp’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling Bancorp by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040. The documents filed by Hudson Valley Holding Corp. with the SEC may be obtained free of charge at Hudson Valley Holding Corp.’s website at www.hudsonvalleybank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hudson Valley Holding Corp. by requesting them in writing to Hudson Valley Holding Corp., c/o Hudson Valley Bank, 21 Scarsdale Road, Yonkers, New York 10707; Attention: Investor Relations, or by telephone at (914) 961-6100. In connection with the proposed transaction, Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Hudson Valley Holding Corp. and Sterling Bancorp and a prospectus of Sterling Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Hudson Valley Holding Corp. and Sterling Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Sterling Bancorp or Hudson Valley Holding Corp. by writing to the addresses provided for each company set forth in the paragraphs above. Sterling Bancorp, Hudson Valley Holding Corp., their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Sterling Bancorp and Hudson Valley Holding Corp. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sterling Bancorp and their ownership of Sterling Bancorp common stock is set forth in the definitive proxy statement for Sterling Bancorp’s 2014 annual meeting of stockholders, as previously filed with the SEC on January 10, 2014. Information about the directors and executive officers of Hudson Valley Holding Corp. and their ownership of Hudson Valley Holding Corp. common stock is set forth in the definitive proxy statement for Hudson Valley Holding Corp.’s 2014 annual meeting of stockholders, as previously filed with the SEC on April 9, 2014. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of the registration statement and joint proxy statement/prospectus may be obtained as described in the paragraphs above. Additional Information About the Proposed Transaction and Where to Find It

Agenda Sterling Bancorp Today Strategic Platform and Objectives Strategic Initiatives: 2015 and Beyond Business Line Performance M&A Update Questions and Answers

Sterling Bancorp Today

Sterling Bancorp Today Leading regional bank providing services and solutions to business owners, their families and consumers in the Greater New York metropolitan region Successful track record of merger activity Gotham Bank of New York Legacy Sterling Bancorp Hudson Valley Holding Corp. (announced 11/5/14) Positioned among top 10 regional banks in our market (1) Total assets $7.3 billion Total loans $4.8 billion Total deposits $5.3 billion Established infrastructure for profitable growth Diversified businesses with differentiated distribution strategy 21 commercial relationship teams 32 financial centers (1) Pro forma for pending acquisition of Hudson Valley Holding Corp.

On-Track to Becoming a High Performing Regional Bank Unique franchise serving the attractive Greater New York Metropolitan region Diverse product portfolio Differentiated team-based distribution model Strong momentum in core earning and profitability metrics Merger execution delivering on expectations Revenue growth opportunities are significant Sharp focus on achieving performance targets to deliver shareholder value Solid credit quality Strong capital foundation Execution is the key

Reconciliation of GAAP Earnings to Core Earnings ($ in thousands, except per share data) Line Item 9/30/2014 6/30/2014 9/30/2014 9/30/2013 Reported Diluted Earnings per Share $0.19 $0.18 $0.34 $0.58 Reported Net Income 16,337 15,011 27,678 25,254 Net Income Adjustments: Net (Gain) on Sale of Securities (33) (1,193) (641) (7,359) Merger-related Expense - - 9,455 2,772 Gain on Sale of Financial Center and Redemption of TRUPs - (1,637) (1,637) - Charge for Asset Write-downs, Banking System Conversion, Retention and Severance 1,103 2,321 26,591 588 Amortization of Non-compete Agreements 1,497 1,497 5,489 - Charge on Benefit Plan Attlement - - 4,095 - Total Adjustments 2,567 988 43,352 (3,999) Total Adjustments (After-tax) 1,829 704 30,164 (2,754) Core Net Income 18,166 15,715 57,842 22,500 Core Diluted Earnings Per Share $0.22 $0.19 $0.72 $0.51 Weighted Average Diluted Shares Outstanding 83,883,461 83,806,135 80,534,043 43,783,053 Core Return on Average Tangible Assets (ROATA) 1.06% 0.95% 0.91% 0.62% Core Return on Average Tangible Equity (ROATE) 13.80% 12.40% 11.80% 7.10% Core Operating Efficiency Ration 54.70% 57.80% 59.40% 63.70% Quarter Ended Fiscal Year Ended

Diversified Balance Sheet Total loan growth of 17.7% (1) Commercial loan growth of 17.9% (1) Retail, commercial and municipal transaction, money market and savings deposit accounts represent 90.2% of total deposits Total Loans: $4.8 B Yield on Loans: 4.83% Total Deposits: $5.3 B Cost of Deposits: 0.19% Loan Composition Deposit Composition Residential 12% Consumer 4% ADC 2% Commercial Real Estate 38% Commercial & Industrial 44% Muni 19% Demand 41% Savings 13% Money Market 18% CDs and Other 10% (1) Rates represent annualized growth rates for the period June 30, 2014 through September 30, 2014.

Strong Levels of Non-Interest Income Diversified mix of fee-based business including mortgage banking, payroll finance, factoring, wealth management and title insurance Total non-interest income to total revenue of 17.0% (1) (1) Excludes net gains/(losses) on sale of securities. Other Income 10% Accounts Receivable Management 31% Service Charges 31% Mortgage Banking Income 18% Wealth Management and Trust 4% Bank Owned Life Insurance 6% Non-Interest Composition ($ in thousands) Fee Income (1)

Core Operating Efficiency Core Operating Efficiency Ratio Core Operating Leverage Revenue Growth = +1.7% Expense Reduction = -3.7% Core Total Revenue Core Non-interest Expense ($ in millions)

Asset Quality Performance  ($ in millions) Asset Quality Ratios and Balances 4Q14 3Ql4 2Q14 1Q14 4Q13 3Q13 2Q13 Non-performing loans to total loans 1.07% 1.25% 1.42% 0.93% 1.12% 1.35% 1.42% Net charge-offs to average loans 0.09% 0.15% 0.34% 0.14% 0.37% 0. 54% 0.58% Allowance for loan losses to: Total loans 0.85% 0.80% 0. 75% 0.74% 1.20% 1.21% 1.25% Allowance for loan losses to non-performing loans 79.7% 64.0% 53. 1% 79.6% 107.3% 90. 2% 88.1% Non-performing assets to total assets 0.80% 0.85% 1.00% 0.75% 0.81% 0.94% 0.99% Special Mention $39.6 $41.8 $40. 0 $38.8 $13.5 $24.3 $41.8 Substandard I Doubtful 73.1 79.1 82.7 77.3 61.1 62. 2 70.7 Total Criticized I Classified 112.7 120.9 122.7 116.1 74.6 86. 5 112.5 Non-accrual and 90 days 51.0 56.8 60. 3 38.4 26.9 31.5 31.3 J.1 STERLING BANCORP (PAGE l)

Transformation of PBNY/STL Note 1: Core net income and core diluted EPS exclude the impact of gain on sale of securities and restructuring charges/merger-related expenses. $ $ $ $ Core Metrics 9/30/2011 9/30/2012 9/30/2013 9/30/2014 Total Assets ($M) $3,137,402 $4,022,982 $4,049,172 $7,337,387 Total Loans ($M) 1,703,799 2,119,472 2,412,898 4,760,438 Total Deposits ($M) 2,296,695 3,111,151 2,962,294 5,298,654 Total Revenue ($M) (1) 115,712 121,697 135,637 270,252 Net Income ($M) (1) 7,879 16,431 22,500 57,842 Diluted EPS (1) 0.21 0.43 0.51 0.72 ROATA (1) 0.28% 0.54% 0.62% 0.91% ROATE (1) 3.00% 5.80% 7.05% 11.76% Net Interest Margin 3.57% 3.40% 3.23% 3.78% FTE # 513 493 477 864 Operating Efficiency Ratio 72.1% 69.7% 63.7% 59.4% Market Capitalization ($MM) 220 415 482 1,069 Stock Price ($) 5.82 9.41 10.89 12.79 Organic and M&A Balance Sheet Growth Rising Valuation Rising Core Profitability Operating Efficiency Improvements

Strategic Platform and Objectives

Our Mission and Objectives Sharp focus on achieving performance targets to deliver shareholder value Earnings growth of 10+% Return on equity > 12% Return on assets > 1% Positive operating leverage with revenue growth of 2-3x expense growth Efficiency ratio ~55% Create a mid-sized regional bank focused on the Greater New York metro area Drive significant, sustainable organic growth Establish a competitive advantage through: Superior value proposition against specific target client segments Highly efficient and effective operations Mission To outperform every other bank in serving small to medium-sized businesses and their leaders in our markets by leveraging top-performing professionals delivering a unique client service experience with the most flexible range of financial solutions.

Since 2012, our strategic principles have remained constant: Focus on select market segments where we can exploit a niche Small and middle market businesses and affluent consumers Greater New York metropolitan area Prioritize relationships over transactions Deploy a single point of contact delivery model in all delivery channels Partner and outsource wherever possible to capture operational economies or product expertise; own distribution / customer contact Drive a high performance, execution-driven corporate culture Maintain a robust risk management platform and controls Invest in technology to drive efficiencies, enhance service experience and manage risk Our Strategic Principles

Source: Oxxford Information Technology. New Haven 2,975 Fairfield 3,750 Hudson 1,686 Essex 4,983 Bergen 3,600 Passaic 1,356 Queens 3,553 New York 12,024 Nassau 4,320 Bronx 1,921 Suffolk 9,136 Rockland 859 Westchester 3,236 Putnam 208 Orange 1,260 Sullivan 355 Dutchess 916 Ulster 501 Kings 3,830 4,026 - 12,025 3,490 - 4,025 1,620 - 3,489 939 - 1,619 208 - 938 Range of Middle Market Businesses Quintiles 5 4 3 2 1 STL Branch Queens 3,553 Kings 3,830 New York 12,024 Our immediate market footprint currently contains over 60,000 middle market businesses Focus on Select Market Segments

Bergen Queens New York Nassau Suffolk Rockland Westchester Putnam Orange Sullivan Ulster Kings 1,000 – 1,999 200 – 999 90 - 199 30 - 89 0 - 29 Total STL Deposits ($MMs) Quintiles 5 4 3 2 1 STL Branch Large, addressable target market for deposits in our immediate footprint Focus on Select Market Segments (cont.) Source: SNL Financial County Demographics Total Deposits Pop. CAGR (%) Median HHI ($) Median HHI CAGR (%) STL FCs STL Deposits Avg FC Mkt Share New York, NY 869,160 0.8% 67,507 5.9% 5 1,957 391 0.2% Rockland, NY 11,461 0.8% 82,819 -2.1% 9 1,670 186 14.6% Orange, NY 6,315 0.1% 69,119 -0.5% 7 669 96 10.6% Westchester, NY 64,243 0.5% 77,300 -2.1% 2 208 104 0.3% Bergen, NJ 43,376 0.6% 79,746 -0.3% 1 153 153 0.4% Queens, NY 54,636 0.7% 55,901 2.4% 2 118 59 0.2% Nassau, NY 71,409 0.3% 93,017 -1.0% 1 90 90 0.1% Ulster, NY 4,195 -0.2% 58,561 8.5% 1 50 50 1.2% Suffolk, NY 50,289 0.1% 86,843 2.9% 1 46 46 0.1% Putnam, NY 1,846 -0.1% 95,370 10.9% 1 30 30 1.6% Sullivan, NY 1,214 -0.4% 49,239 6.7% 1 27 27 2.2% Kings, NY 43,929 1.0% 44,890 2.2% 1 0 0 0.0% $ stated in millions ($MMs) except for Median Household Income (HHI) County STL

Prioritize Relationships Over Transactions

- Deploy a single point of contact model through our commercial teams and financial centers
- Realize potential return on relationship focused on balanced loan and deposit growth initiatives
- Value relationship expansion and long-term profitability over single transaction
- Balanced loan and deposit relationships will generate higher ROEs over time

Transaction Driven	Relationship Driven
$10MM Commercial Real Estate Loan • Risk rating of 4 • Loan spread of 1.73% No deposits	$10MM Commercial Real Estate Loan • Risk rating of 4 • Loan spread of 1.73% +$2.5MM in DDA +$5.0MM in MMA } 75% deposits/loans
Resulting ROE for a single transaction:	**Resulting ROE for the relationship:**
~15%	**18 - 20%**

Source: Represents estimated return on equity calculations and parameters used by Sterling Bancorp to analyze relationship profitability.

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Partner and Outsource Where Appropriate Partnering and outsource opportunities used to complement internal capabilities and drive specific benefits: Extend expertise beyond in-house capabilities Gain operational efficiencies, particularly in scale-sensitive functions Provide independent evaluations and best practices Strategic focus of Sterling is on retaining maximum control of delivery and client experience Multiple dimensions of potential third-party relationships Products Technology Operations and customer service Risk assessment Key focus area: IT network security, help desk, data center and call center

Drive High Performance, Execution-Driven Culture Recruit and develop talent exhibiting core values Provide clear message regarding goals and objectives for the Company, business units and individuals Balanced scorecards deployed across the entire enterprise Performance measured on both results and evaluation of adherence to core competencies All employees eligible for incentive compensation Decision making in all business units driven by data and analytics Invest in data and reporting technologies as well as analytic talent Core Values High Achievement Accountability Initiative Collaboration  Integrity Above and beyond is standard procedure here.

Maintain a Robust Risk Management Capability Actively measure and manage across all dimensions of risk Executive level focus and strong Board level reporting and accountability Risk measures and accountability embedded in business units with centralized monitoring and oversight Deploy contemporary and best practices in risk management practices Resource risk functions appropriately for growth and complexity of Sterling Experienced risk analysts and managers Deploy technology to enhance effectiveness and efficiency

Selectively Invest in Technology Deploy technology to enhance business operations Client service experience Efficiencies and productivity Management information Risk management Extensively utilize third-party providers for licensed software and hosted services; limit proprietary and custom development Maintain a high availability environment to support strong business continuity and disaster recovery capabilities Consolidate on a single core system provider augmented with highly integrated non-core solutions Build a strong data management and governance capability Ensure close collaboration between IT and risk functions for strong information security and vendor management

Strategic Initiatives: 2015 and Beyond

Key Initiatives For 2015 and Beyond Successful merger and integration of Hudson Valley Continued deployment of Commercial Banking Team Strategy Further diversify business mix through organic growth and opportunistic M&A Leverage mortgage banking business as key component of private banking / wealth management initiative Optimize retail banking network Continued reduction of square footage and # of locations through ongoing facilities consolidation Utilize outsourcing to manage and variabilize operating expense base

Commercial Banking Team Strategy Continue to upgrade performance of teams to realize their full potential Target of $200MM in average loan balances with 75% deposits to loans ratio steady state per team Expand number and scope of commercial teams: Hire 3-5 new commercial banking teams annually One or more new teams in expanded trade area. Targeting potential expansion into Albany and Connecticut near-term; Southern New Jersey, Boston, Philadelphia longer-term Increase deposit gathering capabilities: Improved cash management product, sales and service Ensure team structure delivers more balanced deposit / loan book Leverage Private Banking program: target 20% of commercial deposits coming from personal accounts Increase inter-team cross-selling and collaboration with specialty finance businesses

Evolving Commercial Banking Team Strategy Long-term target of $200mm in average loan balance with a 75% deposits to loans ratio steady-state. Target on-boarding of 3-5 Commercial Teams per annum in specified forecasted periods. 3-Year Growth in Loans: $2.3bn - $3bn 3-Year Growth in Deposits: $1.6bn - $2.1bn

Transform Our Retail Delivery System Changing consumer banking patterns allow us to continue consolidating our financial centers Explore exit of locations that have low growth potential or can be served through other existing locations Create a single point of contact – team based structure Transition to a universal banker model Build a deposit and fee based solution set focused on the small business professionals and emerging affluent segment Systemize delivery and processing of small business lending Expand mobile banking to meet and exceed client needs

Strategic Initiatives will Drive Long-Term Value Creation Loan growth Core Deposit growth Non-interest income to Total Revenue Total revenue growth Non-interest expense growth Earnings per share growth ROA ROE Target Range 10 - 15% 10 - 15% >20% 10 - 12% 2 - 4% 10%+ 1%+ 12%+

Overview of Business Lines

Strong, Proven Management Team

- **Board of Directors**
  - **Al Friedman**, Chief Auditor
  - **Jack Kopnisky**, President & CEO
    - **Jim Peoples**, Chief Banking Officer
      - **Howard Applebaum**, Specialty Finance
      - **David Bagatelle**, New York Metro Markets
      - **Vinny DeLucia**, New York Regional Markets
      - **Michael Bizenov**, Consumer Banking
      - **Harold Peterson**, Municipal & Non-Profit Banking
      - **Keith Smith**, Equipment Finance
    - **Wayne Miller**, Chief Credit Officer
      - **Patrick Doulin**, Policy & Portfolio Risk
      - **John Oliver & George Gallant**, LOB Credit Executives
      - **Sam Naik**, Credit Administration
      - **Ben Katz**, Workout
      - **Marlene Regalado**, Regional Credit Officer
      - **Harry Prassokos**, Regional Credit Officer
    - **Rodney Whitwell**, Chief Operating Officer
      - **Barbara Shea**, Bank Operations
      - **Suzanne Copeland**, Marketing
      - **Jesse Honigberg**, Chief Information Officer
      - **Pat Harrison**, Compliance & Regulatory
      - **Charles Tango**, Enterprise Risk Management
      - **Patrick DeKenipp**, Business Intelligence
      - **Jason Vasquez**, BSA/AML
      - **Dominic Mazza**, Facilities
    - **Luis Massiani**, Chief Financial Officer
      - **Benjamin Hirsh**, Accounting
      - **John Sillings**, Treasury
      - **Branko Djapic**, Finance, Planning & Analysis
      - **Investor Relations**
    - **Jean Strella**, Chief Human Capital Officer
      - **Jaya Lund**, HR Business Partners
      - **Judy Flynn**, Health & Welfare Benefits
      - **Kimberly Girardi**, Talent Acquisition
      - **Alexis Brown**, Compensation
    - **Dale Fredston**, General Counsel
      - **Kay Brown**, Corporate Secretary

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Broad Array of Client Solutions Lending Fee-Based Commercial Lending Commercial & Residential Real Estate Lending ABL / Accounts Receivable Management Equipment Finance Healthcare and Municipal Warehouse Lending Depository & Cash Management Wealth Management Payroll Finance Factoring & Trade Finance Mortgage Banking Title Insurance

Origination Capabilities Across Broad Asset Classes ($ in millions) Key Drivers Line of Business 9/30/2014 6/30/2014 10/31/2013 (1) Commercial: Commercial & Industrial $1,165 $1,145 $1,001 Warehouse Lending 192 213 176 Factoring 181 144 166 Payroll Finance 145 129 119 • Fully Amortizing / No Residuals Equipment Finance 393 375 249 Total Commercial 2,076 2,006 1,711 Commercial Real Estate: • Longer Maturity Commercial Real Estate 1,449 1,384 1,252 • Fixed and Floating Rate Multi-Family 369 338 309 • Title Insurance Income Acquisition, Development & Construction 92 102 103 Total Commercial Real Estate 1,910 1,824 1,664 Consumer: • Fixed and Floating Rate Residential Mortgage / Mortgage Banking 570 528 520 • Gain on Sale Income Other Consumer 204 201 208 Total Consumer 774 729 728 Total Loans $4,760 $4,559 $4,103 (1) Represents the effective date of the merger with legacy Sterling Bancorp. • Sales Volume • Shorter Maturity • Significant Fee Income • Shorter Maturity • Floating Rate • Average O/S Balance

Loan Diversity Provides Balance Sheet Flexibility Loan Portfolio / Maturity Profile Strong Asset Sensitivity Position (1) (1) Please refer to Sterling Bancorp’s SEC 10-Q and 10-K filings for additional information on Market and Interest Rate sensitivity Yield on Loans: 4.83% Total Loans: $4.8B Approximately 57% or $2.7B of the loan portfolio reprices within 3 years The table below represents the impact of a parallel and instantaneous shift/increase in interest rates of 0, 100, and 200 basis points The company is well positioned for a potential rising rate environment ($ in thousands) Change in Interest Rates: Estimate NII $ ? % ? Up 200 268,343 20,538 8.29% Up 100 257,611 9,806 3.96% No Change 247,805 NA NA

Constant Tracking and Benchmarking Performance

($ in thousands) Business Unit	Loan Portfolio 9/30/2014	 10/31/2013	Annualized Growth %	Deposit Portfolio 9/30/2014	 10/31/2013	Annualized Growth %	Annualized Fee Income
Commercial Banking							
Subtotal New York Regional	$754,448	$678,831	12%	$443,066	$395,476	13%	$1,333
Subtotal New York Metro	1,921,738	1,567,599	25%	1,765,636	1,411,570	27%	3,857
Total Relationship Teams	**2,676,186**	**2,246,430**	**21%**	**2,208,702**	**1,807,046**	**24%**	**5,190**
Consumer Banking							
Financial Centers	488,512	549,581	-12%	1,711,061	2,230,123	-25%	9,371
Mortgage Warehouse Lending	192,008	168,353	15%	13,548	17,530	-25%	0
Residential Mortgage Division	218,851	76,134	204%	64,008	55,974	16%	8,434
Total Consumer Banking	**899,370**	**794,069**	**14%**	**1,788,617**	**2,303,627**	**-24%**	**17,805**
Municipal & Non-Profit Banking							
Total Municipal & Non-Profit	**0**	**337**	**NM**	**992,702**	**779,488**	**30%**	**-7**
Specialty Finance							
Payroll Finance	141,677	119,631	20%	17,078	22,436	-26%	6,223
Asset Based Finance	288,796	270,694	7%	51,823	57,358	-11%	954
Factoring & Trade Finance	181,691	166,002	10%	73,412	51,561	46%	8,899
Total Specialty Finance	**612,165**	**556,327**	**11%**	**142,313**	**131,355**	**9%**	**16,077**
Equipment Finance							
Total Equipment Finance	**401,187**	**260,448**	**59%**	**5,681**	**5,283**	**8%**	**199**
Corporate & Other							
Total Corporate & Other	**171,529**	**276,705**	**-41%**	**160,639**	**47,176**	**262%**	**9,917**
Total Portfolio	**$4,760,438**	**$4,134,316**	**17%**	**$5,298,654**	**$5,073,974**	**5%**	**$49,181**

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Focus on Relationship Team Delivery Model Relationship; not just a transaction Teams deliver all products and services as a single point of contact Delivers enhanced client experience Eliminates organizational silos Relationship manager drives client relationship Teams are typically less than 10 FTE and supported by select product specialists Performance measurement is based on team-specific P&L (“Contribution Report”) Risk–adjusted to reflect true profitability, not just volume Staff and support functions (including credit) centrally organized Teams do not have credit authority 21 Teams deployed as of 9/30/2014

Contribution Report Overview Our strategy focuses on transforming the Company into a high performing regional bank that delivers above peer levels of growth and profitability while maintaining strong risk management systems and controls A key component of this strategy is the contribution reporting model, which measures the profitability and performance of every revenue generating unit of the Company Creates a “level playing field” across commercial and consumer businesses Adjusts for credit, interest rate risk and return on capital Allows management to track business unit P&L performance Contribution model serves as the primary incentive plan for commercial banking teams, financial centers and specialty lines of business Directly tied to compensation outcome Conservative system of checks and balances (Treasury and Credit decisions are independent) Constant performance measurement and benchmarking

Contribution Report Overview (cont.) Single number called ‘Net Contribution’ which is a team’s financial contribution, in dollars Includes Loans, Deposits, Fees, and Expenses Contribution Report Financial Performance Measurement Incentive Compensation Profit Scorecard Metric Calculated at the Officer level, and rolled up to Team and Market levels Ensures alignment of individual and business unit results to Bank goals ‘Net Contribution’ supports an incentive compensation system aligned to corporate strategic goals Fair and equitable Rewards top performers

Net Contribution Components Loan Contribution Deposit Contribution + Expense - Average Loan Balance -------------------------------- Net Loan Balance x Interest Rate -------------------------------- Gross Interest Income <Cost of Funds> --------------------------------- Net Interest Income <Risk Adjustment Factor> --------------------------------- Risk Adjusted Income <Loan Capital Charge> -------------------------------- Loan Contribution Average Deposit Balance x Deposit Credit Rate ------------------------------- Deposit Credit <Interest Expense> ------------------------------- Deposit Contribution Direct Expense + Indirect Expense ------------------- Total Expense Fee Income + Loan Fees + Bank Service Fees +Wealth Management Fee Income +Other -------------------------- Fee Income +

Merger & Acquisition Update Hudson Valley Holding Corp.

Hudson Valley Transaction Highlights

Strategic Rationale	▪ Creates a $10B+ premier commercial banking franchise focused on the small-to-middle market business segment in the New York metropolitan area ▪ Enhances scale - creates the #10 deposit rank among regional banks in the New York MSA ▪ Leverage Sterling's commercial lending expertise with Hudson Valley's differentiated deposit products — Diversified commercial loan origination capabilities — Combined company has "best-in-class" deposit mix and funding cost ▪ Strong pro forma funding and liquidity profile — Significant excess liquidity increases lending opportunities — Strengthens asset sensitivity position ▪ Provides scalable presence in attractive Westchester market
Financial Impact	▪ Tangible book value dilution of ~1% earned back within 1.2 years ▪ Accretive to 2015E EPS and ~7% accretive to 2016E EPS ▪ IRR of ~19% ▪ Significant value creation opportunity for shareholders via redeployment of low cost excess liquidity

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Transaction Overview

Consideration	▪ Fixed exchange ratio of 1.92 Sterling shares for each Hudson Valley share ▪ 100% stock ▪ Aggregate deal value of ~$539 million based on STL closing price of $13.99 on November 4, 2014 (1)
Pro Forma Ownership	▪ 68.5% Sterling / 31.5% Hudson Valley
Bank Merger	▪ Hudson Valley Bank to merge into Sterling National Bank
Name	▪ Sterling Bancorp and Sterling National Bank
Principal Offices	▪ Potential move of principal executive offices to Westchester County will be considered
Management and Board Composition	▪ Jack Kopnisky, President & CEO; Luis Massiani, CFO; engagement of combined STL and HVB executives ▪ Combined board will include 4 current Hudson Valley board members
Required Approvals	▪ Approval of Sterling Bancorp and Hudson Valley Holding Corp. shareholders ▪ Customary regulatory approvals
Targeted Closing	▪ Second quarter 2015

(1) Aggregate deal value includes cash out of restricted stock units and stock options outstanding at close.

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Combined Franchise STL HVB ($ in MMs) 9/30/2014 9/30/2014 Assets $7,337 $3,120 $10,457 Gross Loans Including Held For Sale 4,760 1,828 6,589 Deposits 5,299 2,769 8,067 Cash and Securities 1,934 1,204 3,138 Number of Branches 32 28 60 Deposits / Branch $166 $99 $134 Core Deposits / Total Deposits 90.17% 95.97% 92.16% C & I Loans / Total Loans 43.62% 17.41% 36.35% CRE Loans / Total Loans 38.18% 52.89% 42.26% Net Charge-Offs / Average Loans 0.09% 0.05% 0.08% Reserves / Gross Loans 0.85% 1.52% 1.04% Tangible Common Equity / Tangible Assets (Hold Co.) 7.63% 9.17% 7.65% Loans / Deposits 89.8% 66.0% 81.7% Yield on Earning Assets 4.24% 3.25% 3.86% Cost of Deposits 0.19% 0.17% 0.18% Net Interest Margin 3.77% 3.12% 3.50% Fee Income Ratio 17.00% 14.55% 16.32% Efficiency Ratio 54.70% 79.44% ~50% (1) ROATA 1.06% 0.41% 1.2%+ (1) ROATCE 13.81% 4.47% 14%+ (1) Franchise Balance Sheet Ratios Core Operating Ratios Combined Balance Sheet (1) Represents long-term targets upon full realization of cost savings and deployment of excess liquidity.

Strategic Extension of Deposit Footprint Source: SNL Financial Regional Banks in New York MSA Rank Bank Deposits Market Share Branches 1 M&T Bank $24,854 1.72% 176 2 New York Community 21,559 1.49 202 3 Signature Bank 19,759 1.37 27 4 PNC Financial 18,581 1.28 236 5 Banco Santander 16,838 1.16 197 6 Valley National Bancorp 11,356 0.78 206 7 Investors Bancorp 10,610 0.73 101 8 Apple Financial 10,433 0.72 77 9 Astoria Financial 9,851 0.68 85 Pro Forma STL / HVB 7,802 0.54 58 10 First Republic Bank 6,207 0.43 8 11 Provident Financial 5,302 0.37 82 12 Israel Discount Bank 5,014 0.35 4 13 Sterling Bancorp 4,941 0.34 30 14 New York Pvt. B&T 4,696 0.32 5 15 Ridgewood Savings 3,990 0.28 37 16 SNBNY Holdings Ltd. 3,743 0.26 1 17 Flushing Financial 3,258 0.23 18 18 Mizuho Financial Group 3,221 0.22 3 19 People's United 3,041 0.21 93 20 Hudson Valley 2,861 0.2 28

Pro Forma Loan and Deposit Composition STL HVB Pro Forma Yield: 4.83% Yield: 4.59% Yield: 4.78% Loan Portfolio STL HVB Pro Forma Cost: 0.19% Cost: 0.17% Cost: 0.18% Deposit Portfolio Total: $5.3B Total: $6.6B Total: $1.8B Total: $4.8B Total: $8.1B Total: $2.8B

Superior Deposit Franchise with Excess Liquidity Hudson Valley Has a Stable Base of Low Cost Deposits ($ in MMs) Loans/Deposits at 9/30/2014 = 66% Excess Liquidity at 92.5% Loans/Deposits Target = $733mm Cost of Deposits 0.53% 0.36% 0.24% 0.19% 0.17% For the nine months ended 9/30/2014. % of Core Deposits 94% 95% 96% 97% 96% (1) $2,234 $2,425 $2,520 $2,634 $2,769 2010 2011 2012 2013 9/30/2014

Significant Liquidity Deployment Opportunity Proven Loan Origination Capabilities Sterling’s Diverse Product Capabilities ($ in MMs) Average Net Loan Growth (Last 4 Quarters) Total Loans: $4.8B Yield on Loans: 4.83% C&I 25% Warehouse Lending 4% Factoring 4% Payroll Finance 3% Equipment Finance 8% Commercial Real Estate 30% Multi - Family 8% ADC 2% Residential Mortgage 12% Other Consumer 4%

Compelling Cost Savings Opportunity Expected cost savings of $34mm upon full phase-in in 2016 Approximately 40% of Hudson Valley’s expense base Anticipated consolidation of 7 branches and 3 additional locations Additional $8mm of expense savings expected due to anticipated divestiture of A.R. Schmeidler & Co. (“ARS”) investment manager and broker-dealer Net effect of divestiture is expected to be neutral to earnings and slightly accretive to tangible book value Includes impact of estimated $7.5mm of incremental run-rate expenses due to reaching $10bn asset size Cost Savings Details ($ in MMs) Estimated Cost Savings Approximate Amount Compensation & Benefits $23 Technology & Communications 5 Occupancy & Office Operations 3 Retirement Plans / Other Compensation 2 Professional Fees 1 Estimated Cost Savings $34 Anticipated Disposition of ARS 8 Estimated Cost Savings Including Disposition of ARS $42

Due Diligence & Credit Review Credit risk due diligence on Hudson Valley portfolio Review process conducted mainly by senior credit executives of Sterling with geographic and functional area expertise (CRE, C&I, ABL, Equipment Finance) Portfolio review of >70% of outstanding commercial loans Review concluded that a 2.73% mark is appropriate Operational due diligence on Hudson Valley High quality operations with effective risk management and controls HVB management has made a significant investment in upgrading risk management capabilities in recent years Validation of projected operational efficiencies upon completion of the merger

Transaction Assumptions

Consideration	• Fixed exchange ratio of 1.92 Sterling shares for each Hudson Valley share • 100% stock • Aggregate deal value of ~$539 million based on STL closing price of $13.99 on November 4, 2014 (1)
Earnings Estimates	• Sterling: 2015E - $0.96; 2016E - $1.11 (based on calendar year)(2) • Hudson Valley: 2015E - $0.78; 2016E - $1.10
Cost Savings	• Approximately $42mm annualized (pre-tax) including disposition of ARS • Phased in 75% in 2015E and 100% in 2016E
Incremental Costs	• $7.5mm annual run-rate due to reaching $10bn+ asset size (includes Durbin Amendment costs) • Loss of ~$8mm of ARS revenue following disposition (earnings neutral due to reduction in operating expenses)
Merger Related Costs	• Approximately $45mm (pre-tax)
Purchase Accounting Adjustments	• $50mm credit mark on loans (2.73% of total loans) • Other net purchase accounting adjustments of $19.4mm
Excess Liquidity Deployment	• Deployment of Hudson Valley excess liquidity to target ~90% - 95% average loans / deposits in 2016 • Incremental yield pick-up of 2.5%
Core Deposit Intangible	• 1% of core deposits (excludes jumbo time deposits) amortized on SYD basis over 10-year period
Anticipated Dividend	• Anticipated quarterly dividend of $0.07 per share to stay unchanged, subject to Board approval

Note: Earnings estimates based on IBES median consensus estimates as of October 31, 2014.

(1) Aggregate deal value includes cash out of restricted stock units and stock options outstanding at close.

(2) Sterling estimates shown on a calendar year basis; Q4 2016 estimated EPS assumes Q3 2016 median EPS consensus estimate remains constant.

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Pro Forma Financial Impact Transaction Accretion and Returns Expected Capital Position(2) 2015E EPS Accretion Accretive 2016E EPS Accretion ~7% IRR ~19% Tangible Book Value Earn-back Period(1) ~1.2 years Tangible Book Value Dilution (at close) ~1% TCE / TA 7.9% 9.2% 7.9% Tier 1 Leverage Ratio 8.3% 8.9% 8.0% Tier 1 Risk-based Ratio 10.6% 14.1% 10.9% Total Risk-based Capital Ratio 11.4% 15.4% 11.4% Sterling Hudson Valley Pro Forma Based on tangible book value earn-back using “cross-over” method. Capitalization data estimated as of June 30, 2015.

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